SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

ATTUNITY LTD
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

ATTUNITY LTD

6-K Items

1.	Interim Consolidated Financial Statements of Attunity Ltd and Its Subsidiaries as of June 30, 2005 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005.

ITEM 1

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005

IN U.S. DOLLARS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2005	December 31, *) 2004
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,756	$1,602
Restricted cash	63	73
Short-term bank deposits	12	115
Trade receivables (net of allowance for doubtful accounts of $ 51 and
$ 145 at June 30, 2005 and December 31, 2004, respectively)	2,083	2,160
Severance pay fund	-	249
Other accounts receivable and prepaid expenses	1,062	1,001
Assets of discontinued operations	371	521

Total current assets	8,347	5,721

LONG-TERM PREPAID EXPENSES	114	64

SEVERANCE PAY FUND	677	698

PROPERTY AND EQUIPMENT, NET	680	834

SOFTWARE DEVELOPMENT COSTS, NET	4,161	4,213

GOODWILL	6,200	6,200

DEFERRED EXPENSES, NET	319	413

Total assets	$20,498	$18,143

*)	Reclassified – see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2005	December 31, *) 2004
	(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$56	$70
Trade payables	396	611
Deferred revenues	3,844	2,298
Employees and payroll accruals	1,086	871
Accrued severance pay	-	285
Accrued expenses and other liabilities	1,877	2,097
Liabilities of discontinued operations	264	892

Total current liabilities	7,523	7,124

LONG-TERM LIABILITIES:
Convertible debt	475	277
Long-term debts	12	62
Accrued severance pay	995	1,008

Total long-term liabilities	1,482	1,347

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 30,000,000 value at June 30, 2005 and December 31, 2004; Issued and outstanding: 17,129,759 and 15,356,740 shares at June 30, 2005 and
December 31, 2004, respectively	580	539
Additional paid-in capital	93,075	89,618
Accumulated other comprehensive loss	(155)	(148)
Accumulated deficit	(82,007)	(80,337)

Total shareholders' equity	11,493	9,672

Total liabilities and shareholders' equity	$20,498	$18,143

*)	Reclassified – see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2005	*) 2004
	Unaudited

Revenues:
Software licenses	$4,368	$4,190
Services	3,462	3,104

	7,830	7,294

Cost of revenues:
Software licenses	781	1,120
Services	962	791

	1,743	1,911

Gross profit	6,087	5,383

Operating expenses:
Research and development, net	1,184	676
Selling and marketing	4,569	3,358
General and administrative	1,141	1,239
Liquidation damages to investors	80	-

Total operating expenses	6,974	5,273

Operating income (loss)	(887)	110

Financial expenses, net	(380)	(126)

Loss before income taxes	(1,267)	(16)
Taxes on income	(25)	(55)

Loss from continued operations	(1,292)	(71)
Discontinued operations:
Loss from discontinued components	(378)	(183)

Net loss	$(1,670)	$(254)

Basic and diluted net loss per share from continued operations	$(0.08)	$(0.00)

Basic and diluted net loss per share from discontinued operations, net of income taxes	$(0.02)	$(0.02)

Basic and diluted net loss per share	$(0.10)	$(0.02)

Weighted average number of shares used in computing basic and diluted net loss per
share	16,678	15,002

*)	Reclassified – see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.s. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive Loss	Accumulate deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2005	15,356,740	$539	$89,618	$(148)	$(80,337)	$-	$9,672

Exercise of warrants	673,845	15	1,164	-	-	-	1,179
Exercise of employees stock options	371,901	9	466	-	-	-	475
Private placement shares issuance	727,273	17	1,827	-	-	-	1,844
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(7)	-	(7)	(7)
Net loss	-	-	-	-	(1,670)	(1,670)	(1,670)

Total comprehensive loss						$(1,677)

Balance as of June 30, 2005	17,129,759	$580	$93,075	$(155)	$(82,007)		$11,493

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended June 30,
	2005	*) 2004

Cash flows from operating activities:
Net loss from continued operations	$(1,292)	$(71)
Loss from discontinued operation	(378)	(183)
Adjustments required to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation	170	134
Amortization of deferred expenses	94	15
Amortization of debt discount	198	76
Amortization of software development costs	701	937
Increase (decrease) in accrued severance pay, net	(26)	111
Decrease (increase) in trade receivables	22	(1,488)
Decrease (increase) in other accounts receivables and prepaid expenses	(101)	233
Increase in long-term prepaid expenses	(50)	-
Increase (decrease) in trade payables	(195)	44
Increase in deferred revenues	1,590	1,491
Decrease (increase) in employees and payroll accruals	273	(168)
Decrease in marketable securities, net	-	100
Increase (decrease) in accrued expenses and other liabilities	(190)	(1,759)
Other	10	-

Net cash provided by (used in) operating activities from continued operations
(reconciled from continuing operations)	1,204	(345)
Net cash provided by (used in) operating activities from discontinued operations
(reconciled from discontinued operation)	(856)	281

Net cash provided by (used in) operating activating	348	(64)

Cash flows from investing activities:
Restricted cash, net	8	830
Investment in short-term deposits, net	103	(13)
Purchase of property and equipment	(176)	(169)
Capitalization of software development costs	(649)	(823)
Proceeds from sale of property and equipment	125	-

Net cash used in investing activities	(589)	(175)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	475	40
Proceeds from exercise of warrants	1,179	732
Private placement shares issuance, net	1,844	-
Issuance of convertible debt and detachable warrants, net	-	1,669
Receipt of long-term debt	-	35
Repayment of long-term debt	(60)	(60)
Short-term bank credit, net	-	(206)

Net cash provided by financing activities	3,438	2,210

Foreign currency translation adjustments on cash and cash equivalents	(43)	(23)

Increase in cash and cash equivalents	3,154	1,948
Cash and cash equivalents at the beginning of the period	1,602	2,073

Cash and cash equivalents at the end of the period	$4,756	$4,021

*)	Reclassified – see Note 1b.

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2005	2004

Supplemental disclosure of cash flow activities:

Cash paid during the period for:
Interest	$50	$25

Income taxes	$-	$7

Supplemental disclosure of non-cash investing and financing activities:

Issuance of warrant in consideration for credit line	$-	$256

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.	The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. Certain prior period amounts have been reclassified to conform to the current period presentation.

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2004 included in the Company’s Annual Report on Form 20-F.

b.	Discontinued operations:

In the first quarter of 2005 the Company discontinued its non-core consulting operations in France and Israel by selling the operations (1) in France for approximately EURO 50,000 ($65,000), payable in two installments in December 2005 and in December 2006, plus certain earn-out payments over a period of five years ending in 2009 and (2) in Israel for $57,000 payable in eight installments over two years. The facts and circumstances leading to this disposal included the characterization of the operations of the consulting services which were different from the Company’s core business. The Company continues to focus on growing its core business.

The assets and liabilities of the discontinued component are presented separately in the balance sheets as of December 31, 2004 and June 2005, within current assets and current liabilities. The results of the non-core consulting operations are presented as discontinued operations for all periods presented.

This transaction was accounted for in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” (“SFAS No. 144”).

In the six month period ended June 30, 2005, the Company recorded discontinued operations loss of $378 that is comprised of:

Capital loss	$52
Results of discontinued operations (1)	(430)

Loss from discontinued operations	$(378)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(1)	The results of the consulting operations in Israel and France were reported separately as discontinued operations in the statement of operations for the periods ended June 30, 2005 and 2004 respectively, and are summarized as follows:

	Six months ended June 30
	2005	2004
	Unaudited

Revenues	$203	$2,059
Cost of revenues	226	1,909

Gross profit (loss)	(23)	150
Operating expenses	407	333

Net loss	$(430)	$(183)

As of June 30, 2005, $371 and $264 remained in assets and liabilities of discontinued operations. The assets are comprised mainly of trade receivables attributed to the non-core operation in the amount of $366.

The liabilities are comprised of employee termination liabilities and trade payable related to the non-core operation in the amount of $85 and $162 respectively.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004, are applied consistently in these financial statements.

b.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”(“FIN No. 44”) in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable, at a subsequent measurement date

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following pro forma information presents the effect on the consolidated stock-based employee compensation expense, consolidated net loss and loss per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period:

	Six months ended June 30,
	2005	2004
	Unaudited

Net loss from continued operations	$(1,292)	$(71)
Net loss from discontinued operation	(378)	(183)

Net loss as reported	$(1,670)	$(254)

Deduct: stock-based employee compensation fair value	$419	$245

Pro forma:

Net loss from continued operations	(1,711)	(316)
Net loss from discontinued operations,	(378)	(183)

Net loss	$(2,089)	$(499)

Net loss per share:

Basic and diluted net loss per share from continued operations as
reported	$(0.08)	$(0.02)
Basic and diluted net loss per share from discontinued operations as
reported	(0.02)	(0.00)

Basic and diluted net loss per share as reported	$(0.1)	$(0.02)

Pro forma basic and diluted net loss per share from continued
operations	$(0.08)	$(0.02)
Pro forma basic and diluted net loss per share from discontinued
operations	(0.02)	(0.00)

Pro forma basic and diluted net loss per share	$(0.1)	$(0.02)

The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the six months ended June 30, 2005 and 2004: average-risk-free interest rate of 3.5% for each period, dividend yield of 0% for each period, expected volatility of the Company’s Ordinary shares of 75% and 69%, respectively, and a weighted-average expected life of 4 years. Stock compensation, for pro forma purposes, is amortized on a straight line basis over the vesting period.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	EQUITY TRANSACTIONS

a.	On January 23, 2005, the Company signed a private placement agreement with certain investors. Pursuant to the agreement, the Company issued 727,273 of its Ordinary shares at $ 2.75 per share (total consideration of $ 2,000). The investors also received for no additional consideration warrants to purchase 290,909 Ordinary shares at an exercise price of $ 2.75 per share, exercisable until January 23, 2008, with a call provision that allows the Company to call the exercise of the warrants if the closing price of the ordinary shares exceeds $4.70 for twenty (20) consecutive trading days.

b.	In February 2005, former investors of the company exercised their warrants for consideration of $1,179.

Six Months Ended June 30, 2005 Compared with Six Months Ended June 30, 2004

        Revenues. Total revenues increased 7.3% to $7.8 million in the first six months of 2005 from $7.3 million in the first six months of 2004. This increase is mainly attributable to a 4.2% increase in license revenues, which increased to $4.4 million in 2005 from $4.2 million in 2004. Services revenues, which are principally composed of maintenance and support revenues, increased 11.5% from $3.1 million to $3.5 million as a result of increased license sales in previous periods.

        Cost of Revenues. Our cost of revenues decreased 8.8% to $1.7 million in the first six months of 2005 from $1.9 million in the first six months of 2004 primarily due to lower amortization of capitalized software development costs.

        Gross Profit. Our gross profit increased 13% to $6.1 million in 2005 from $5.4 million in 2004, as a direct result of increased revenues and decreased cost of revenues in 2005.

        Research and Development, Net. Total research and development costs, before capitalized software costs, increased 22.3% to $1.8 million in 2005 from $1.5 million in 2004. This increase is due to additional staff recruitment. Capitalized software developments costs in 2005 were $0.6 million compared to $0.8 million in 2004. As a result of the foregoing, net research and development costs increased 75% to $1.2 million in 2005 from $0.7 in 2004.

        Selling and Marketing. Selling and marketing expenses increased by 36% to $4.6 million in the first six months of 2005 from $3.4 million in the first six months of 2004. This increase is due to additional staff recruitment in direct sales operations in Europe and USA, business development and marketing as well as higher costs of marketing activities.

        General and Administrative. General and administrative expenses decreased by 8.7% to $1.1 million in the first six months of 2005 from $1.2 million in the first six months of 2004.

        Costs Related to Liquidated Damages. In the first six months of 2005 we recorded charges of $80,000 relating to liquidated damages arising from the delayed effectiveness of a registration statement covering the securities we issued in our January 2005 private placement.

        Operating Loss. Based on the foregoing, we recorded an operating loss of $0.9 million in 2005 compared to an operating income of $0.1 million in 2004.

        Financial Expenses, Net. In 2005, we had net financial expenses of $0.4 million as compared to $0.1 million in 2004. This increase in financial expenses is attributable to amortization of debt discount, amortization of deferred expenses, and interest on the $2 million convertible debt and $3 million credit line.

        Taxes on Income. Income taxes for 2005 were $25,000 compared with $55,000 in 2004.

        Net Loss from Continued Operations. As a result of the foregoing, we had net loss of $1.3 million in the first six months of 2005 compared to a net loss of $0.1 million in the first six months of 2004.

        Discontinued Operations. In the first quarter of 2005, we decided to discontinue our non-core consulting operations in France and Israel by selling the operations. We sold our consulting operations in France for approximately EURO 50,000 ($65,000), payable in two installments in December 2005 and in December 2006, plus certain earn-out payments over a period of five years ending in 2009 and sold our consulting operations in Israel for $57,000, payable in eight installments over two years.

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2005, we had $4.8 million in cash, cash equivalents, restricted cash and short-term deposits. As of June 30, 2005, we had a bank line of credit of approximately $0.2 million, which was unused and a $3 million credit line from Plenus Technologies Ltd which is unused.

        As of June 30, 2005 we had $50,000 in long-term loans from United Mizrachi Bank Ltd. These loans bear interest of 5.6%. Principal and interest are linked to the Israeli Consumer Price Index. In addition the long-term portions of our equipment leases totaled $18,000. These long term portions bear an average interest of approximately 11.0%.

        Net cash provided by operating activities was $1.2 million in the first six months of 2005 compared to $0.3 million of net cash used in operating activities in the first six months of 2004. Net cash used in investing activities was $0.6 million in 2005 and $0.2 million in 2004, which funds were used primarily for software development costs. Net cash provided by financing activities was $3.4 million in 2005 primarily from issuance of shares in a private placement and exercise of warrants and options, compared to $2.2 million provided by financing activities in 2004.

        Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $176,000 in the six months ended June 30, 2005 and $169,000 in the six months ended June 30, 2004. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD (Registrant) BY: /S/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: September 30, 2005